Mail Stop 3561



								April 24, 2006



Marc Juliar, Chief Executive Officer
Aamaxan Transport Group Inc.
31 Walmer Road, Suite 6
Toronto, Ontario, Canada  M5R 2W7

      Re:	Aamaxan Transport Group Inc.
		Registration Statement on Form 10-SB
      Filed April 12, 2006
		File No. 0-51911

Dear Mr. Juliar:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Item  4.  Recent Sales of Unregistered Securities, page 12

1. We direct your attention to the letter of January 21, 2000 to
Mr.
Ken Worm, Assistant Director of the OTC Compliance Unit at NASD.
This
letter
      indicates our view that the securities issued by a blank
check
company
      cannot be resold under Rule 144 or Section 4(1) of the Act, but
shares held
by individuals in the capacity of management, affiliates, control
persons and         promoters must be registered with the
Commission
before resale under the Securities Act of 1933.   Therefore, the
18,786,957 shares of Common Stock referred to in this paragraph must
be registered before being resold.   Please name the holder of the
common stock; and revise the disclosure to provide specific reference to this letter and its contents as it relates to previously issued blank check securities.

2. Under the appropriate caption, please include a discussion of prior blank check experience involving officers and directors of the
Company.   Describe in column format the name of each company.
Include the date of registration and file numbers with the Commission, and the current status of the company`s filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Exchange Act of 1934 has been included. Additionally, this filing will become effective through lapse of time after 60 days from the date of filing, and, apparently will do so in a defective form. If this filing should become effective in its present form and you have not satisfied the comments in this letter, the Division would be required to consider what recommendation, if any, it should make to the Commission.
You
may wish to withdraw the registration statement prior to effectiveness or respond to these comments by the filing of an amended electronic submission on EDGAR on Form 10SB12/GA within 15 business days of this letter or inform the staff when such amendment will be forthcoming.






      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at (202) 551-3790 with any questions.

						Sincerely,



								Michael E. Karney
								Branch Chief (Legal)



Marc Juliar, Chief Executive Officer
Aamaxan Transport Group Inc.
April 24, 2006
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